Comment Number	Page Number	Response

1 .		Understood
2 .		Understood
3 .		Information updated throughout the filing
4 .		Financials are now in US GAAP
5 .	1	Cover page revised
6 .	Throughout	Stock changed to shares; Revised to include both common and preferred
7 .	5	Reference deleted, language revised.
8 .	6	Position disclosed
9 .	7-9	Table 3.1 revised per US GAAP, and Table 3.3 revised to become Table 3.2
10 .	7-9	Diluted EPS entered pursuant to US GAAP
11 .	7-9	Table has been replaced
12 .	7-9	All information presented pursuant to US GAAP
13 .	8	Updated
14 .	9	Updated as at April 30, 2005
15 .	13-14	Penny stock disclosure added
16 .	14	Dilution risk added
17 .	14	Exchange rate risk added
18 .	14	Passive Foreign Investment Company risk added
19 .	10	Risk revised
20 .	11	Compliance costs added
21 .	15	Differences discussed. Because of the nature of our military contracts as described, we believe they are less risky than commercial contracts; accordingly, no risk factor was added
22 .	16	Disclosure of important events and capital expenditure and added
23 .	17 - second full paragraph	Disclosure of reliance added.
24 .	18	Disclosure of clean up expanded
25 .	19	Raw material disclosure added
26 .	19	China statement explained
27 .	19	No volatility disclosed
28 .	19	Position disclosed
29 .	19	Sales discussion revised
30 .	21	No backlog disclosed
31 .	21	Markets and Marketing disclosed
32 .	22	Mold information disclose
33 .	22	Sales information disclosed
34 .	22	No volatility disclosed
35 .	23	Advantages disclosed
36 .	23	Leaching described and updated
37 .	28-29	Plans set forth in table. No funding disclosed.
38 .	34-35	Expanded discussion on business reasons for changes.

39 .	34-35	Discussion added on actual versus expected events.
40 .	36	There are no material pending legal proceeding.
41 .	34	2004 narrative—all prior years’ Canadian tax refunds were received in 2003.
42 .	34	Cited the Environmental and Plastics Industry Council for the plastic lumber demand comment.
43 .	15	Narratives included only for the three prior years, but government policy favoring US Small Business is outlined in Item 4.A, fifth paragraph.
44 .	36-38	Updated to US GAAP with statement of cash flows and notes added.
45 .	38-39	Research and development narrative added with table of costs for most recent three years.
46 .	39-40	Updated to December 31, 2004 with notes added for changes subsequent to the year end.
47 .	33	Interest expense inserted for each segment in Tables 5.1 and 5.2. The Company does not have any forward exchange rate currency contracts.
48 .	40
Disclosure eliminated. He was originally the contact person for a substantial block of Poly-Pacific’s common shareholders when the Company was being formed, and has been re-elected since then because of his technology background and familiarity with the company.  There is no arrangement or understanding with major shareholders pursuant to the election of Don Quon or any other director or any agreement or understanding among shareholders or Mr. Quon as to how any shares should be voted or sold.

49 .	42	Criteria disclosed
50 .	42	Reconciled
51 .	45	Joint venture terminated. No affiliate status as it is Mr. Lam’s brother.
52 .	47	New financial statements, audited to US GAAP, have been inserted for 2004, 2003 and 2002.
53 .	50	Per auditor’s statement, PCAOB standards have been applied.
54 .	7	Item 1.C for Auditors—Collins Barrow Edmonton LLP was registered with PCAOB on April 26, 2005.
55 .	52	Net (Loss) Income per share are presented to the nearest cent in consolidated statements for 2004, 2003 & 2002.
56 .	52
Consolidated financial statements for the year ended December 31, 2004 include disclosure on the components of the following expenses: general and administrative, occupancy costs, selling and marketing expenses and direct costs.

57 .	52
Policy for research and developments costs have been disclosed in the consolidated financial statements for the year ended December 31, 2004 (See Project Development Costs). The financial statements are prepared in accordance with US GAAP, therefore, reconciliation to US GAAP not applicable.

58 .		It is a term life insurance policy. No cash value for life insurance required to be disclosed in the financial statements.
59 .	55
Revenue is recognized at the time of invoicing and shipment of the product to the customer. The terms of sale are FOB shipping point, therefore, transfer of risks and rewards of ownership happens at that time. Please see accounting policy note in the consolidated financial statements for the year ended December 31, 2004 for more details.

60 .	60	Please refer to note 10 of the consolidated financial statement for the year ended December 31, 2004 for details of stock-based compensation.
61 .		Not applicable as consolidated financial statements for the year ended December 31, 2004 is prepared in accordance with US GAAP.
62 .
The shares of Poly-Pacific International Inc. was trading at $0.14 CDN at June 1, 2003. The conversion price for the convertible debentures ranged from $0.15 - $0.20 CDN, therefore, no accounting impact for Canadian or US GAAP.

63 .	58-59	Please refer to Note 7 and Note 8 of the consolidated financial statements for the year ended December 31, 2004. These provide updates on the bank loan situation.
64 .	60	Please refer to Note 10 of the consolidated financial statements for the year ended December 31, 2004.
65 .	63	Please refer to Note 14 of the consolidated financial statements for the year ended December 31, 2004.
66 .	63	Please refer to Note 14 of the consolidated financial statements for the year ended December 31, 2004.
67 .	66
Please refer to Note 18 of the consolidated financial statements for the year ended December 31, 2004 for revenues from Canadian customers and foreign customers. Long lived assets in Canada for the year ended December 31, 2004 and 2003 are $532,241 and $550,753 respectively. Long lived assets in foreign countries for the year ended December 31, 2004 and 2003 are $1,188,872 and $1,407,180 respectively.

68 .		Not relevant as the consolidated financial statements for the year ended December 31, 2004 are prepared in accordance with US GAAP.
69 .		Not relevant as the consolidated financial statements for the year ended December 31, 2004 are prepared in accordance with US GAAP.
70 .		Not relevant as the consolidated financial statements for the year ended December 31, 2004 are prepared in accordance with US GAAP.

71 .		Not relevant as the consolidated financial statements for the year ended December 31, 2004 are prepared in accordance with US GAAP.
72 .	80, 83	Consent of the auditor is included as Exhibit 10.1.
73 .	71-72	Share price information included and updated.
74 .	74	Share capital change information included
75 .	75	Information about Articles added
76 .	75	Debenture information added
77 .	75	Status disclosed
78 .	75	Reconciled
79 .	76-77	Terms of Act added
80 .	78-79	US shareholder tax issues disclosed
81 .	77	Material added
82 .	77	Deleted
83 .	80	Dividend information added
84 .	81	Location disclosed
85 .	83
• The options were issued by a resolution of directors so there is no option agreement.
• The joint venture agreement is no longer in force or effect.
• The trust indenture agreement is included as Exhibit 4.2 to this report.
• Bank line of credit loan agreement has been added as Exhibit 5.1.
• Lease agreement for the Ontario, California facility has been added as Exhibit 5.2.